SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

Release 10 December 2008, Lisbon

Share Capital Reduction from Euro 28,277,855.31 to Euro 26,895,375 pursuant to the Share Buyback Programme

Portugal Telecom, under the terms and for the purposes set forth in paragraph e) of article 1 of CMVM Regulation no. 5/2008 [and in paragraph f) of no. 2 of article 249 of the Portuguese Securities Code (“Código dos Valores Mobiliários” or CVM)], and following the press release published on 25 July 2008, informs that:

1.        As resolved in the General Meeting held on 28 March 2008 and for the purposes of the execution of the share buyback programme and the corresponding share capital reduction of up to Euro 3,077,400, PT acquired until 10 December 2008 a total of 46,082,677 treasury shares, corresponding to 4.89% of its share capital.

2.        Pursuant to the terms of the same resolution, PT has registered the reduction of its share capital in the amount of Euro 1,382,480.31 through the cancellation of 46,082,677 treasury shares. As a result, PT’s share capital is now equivalent to Euro 26,895,375 and is represented by 896,512,500 shares.

3.        This operation and consequently the cancellation of treasury shares will be concluded by the Central de Valores Mobiliários (the stock exchange’s clearinghouse) on 18 December 2008.

4.        As of today, PT does not hold any own shares in treasury.

In addition, PT informs that the total number of outstanding shares, adjusting for the 20,640,000 shares held through an equity swap, contracted under a previous share buyback programme, recognised in the balance sheet is 875,872,500.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.